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                                                                    EXHIBIT 99.2

ITEM 3. LEGAL PROCEEDINGS

We have been sued in a total of eight separate but related lawsuits, aggregating approximately $240 million in claims (one of which is a duplicative filing) in either state or federal courts in California, New York, New Jersey, Minnesota, Connecticut and Illinois. The suits have been brought by various institutional investors which purchased certain high risk notes or "junk bonds" issued in March 1998 by two affiliates of Nakornthai Strip Mill Public Company, Limited, or "NSM," a Thailand owner and operator of a steel mini-mill project. Our president, Keith E. Busse, has also been named as a defendant in the New Jersey and Connecticut (duplicative) cases. Under our company's bylaws and pursuant to authorization of our board of directors, Mr. Busse is entitled to be indemnified by us for any costs or expenses that he may incur, as well as in respect of any judgments that may be rendered against him in connection with this litigation, subject to applicable legal procedures required by the Securities and Exchange Commission for submission of any such indemnity claim, if asserted, to a court of appropriate jurisdiction for a determination of whether such indemnity claim is against public policy as expressed in the Securities Act of 1933.

The purchases were part of a U.S. $452 million financing marketed and sold to these and other institutional investors in a privately placed non-registered offering, pursuant to the SEC's Regulation D, and then resold by NatWest Capital Markets Limited, McDonald & Company Securities, Inc., PaineWebber Incorporated and ECT Securities Corp. pursuant to SEC Rule 144A.

Although we were neither an issuer, a guarantor, a seller or an investment banker with respect to these notes, did not draft any of the offering materials in connection with the offering, were not listed as an expert, did not render any reports or evaluations of NSM prior to the offering; and only had a contractual relationship with the NSM mini-mill project--as a technical and operational advisor and consultant from and after the close of the financing--we have nonetheless been named as defendants on the basis of a variety of alleged state or federal statutory and common law fraud and related claims that posit that the plaintiffs were misled into purchasing and overpaying for the notes by reason of various alleged misrepresentations or omissions in the offering materials, or at one or more of the "road shows" in connection with the offering (some of which were attended by Mr. Busse).

We deny any liability in connection with these cases, believe that we have ample legal and factual defenses and will defend ourselves in each such case to the limit of our ability. The eight pending lawsuits include Farallon Capital Partners, LP, et al v. Gleacher & Co., Inc., et al filed in the Superior Court of the State of California for the County of Los Angeles - Central District in August 1999 as Case No. BC 215260 (involving a $33 million claim); Merrill Lynch Global Allocation Fund, Inc., et al v. Natwest Finance, Inc., et al filed in the Superior Court of New Jersey, Law Division - Middlesex County, as Case No. MID-L-8457-99 in September 1999 (involving an $85 million claim), which also names a number of individuals as defendants, including our president, Keith E. Busse; a duplicative lawsuit covering approximately half of the claims in the Merrill Lynch New Jersey lawsuit, filed in the Superior Court for the Judicial District of Fairfield at Bridgeport, Connecticut, also in September 1999, under the caption Turnberry Capital Partners, LP, et al v. Natwest Finance, Inc. et al, which we anticipate will either be dismissed in its entirety or, if it proceeds, would transfer $42 million of the Merrill Lynch claims to Turnberry and would reduce the claim in the Merrill Lynch New Jersey litigation to $43 million; Zuri-Invest AG v. Nat West Finance, Inc., et al, filed in the United States District Court for the District of Minnesota, Fourth Division, as Civil File No. 99-CV-1452 DWF/AJB in September 1999 (involving an approximate $2 million claim); IDS Bond Fund, Inc., et al v. Gleacher Natwest, Inc., et al, also filed in the United States District Court for the District of Minnesota, Fourth Division, as Civil File No. 99-116 MJD/JGL (involving a $62 million claim); Gabriel Capital, LP, et al v. Natwest Finance, Inc., et al, filed in the United States District Court for the Southern District of New York in October 1999 as Cause No. 99-CV-10488 (SAS) (involving


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an approximate $15 million claim); Legg Mason Income Trust, Inc., et al v.
Gleacher & Co., Inc., et al, filed in October 1999 in the Superior Court of the State of California for the County of Los Angeles - Central District as Case No. BC 218294 (a $5 million claim); and Kemper High Yield Series - Kemper High Yield Fund, et al v. Gleacher Natwest, Inc., et al, filed November 24, 1999 in the Circuit Court of Cook County, Illinois as Cause No. 99L13363 (a $42 million claim). There is also a peripheral lawsuit pending in the Court of Common Pleas of Cuyahoga County (Cleveland) Ohio, as Case No. 385421, in which John W. Schultes, the former president and chief executive officer of NSM, has sued both McDonald and us for damages "in excess of $25,000," alleging that we bear contractual responsibility for causing his termination of employment and that we slandered his reputation. We deny that we have any liability to Mr. Schultes in connection with this lawsuit.

In several unrelated matters, our Iron Dynamics subsidiary has brought several lawsuits relating to the construction of its plant facility in Butler, Indiana:

In February 1999, we brought a lawsuit in the Superior Court of DeKalb County, Indiana, against Taft Contracting Company, Inc. The complaint is for damages and for a declaration of rights that a mechanic's lien for approximately $1.0 million filed in November 1998 by Taft, a former contractor working on the Iron Dynamics plant construction project, is invalid and should be declared null and void. The Taft lien covers alleged "extras," which Iron Dynamics contends are unsupportable under the contract, and we consider the lien to be entirely without merit. The lien was subsequently bonded and discharged.

Also, in January 2000, we brought a lawsuit in the United States District Court, Northern District of Indiana, Fort Wayne Division, against Dover Conveyer, Inc. The complaint is for damages and for a declaration that the iron ore, coal and limestone conveying system manufactured by Dover does not comply with contractual specifications. We seek an order requiring Dover to honor its warranty and cure the defects. Dover has filed a counterclaim for damages totaling approximately $200,000 for retainages and out-of-pocket expenses. Iron Dynamics contends that Dover's counterclaim is entirely unsupportable under the contract.